Exhibit 99.1

This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

press release	2018-08-24

NOTICE OF ANNUAL GENERAL MEETING IN OASMIA PHARMACEUTICAL AB

THE SHAREHOLDERS OF OASMIA PHARMACEUTICAL AB ARE HEREBY GIVEN NOTICE OF THE ANNUAL GENERAL MEETING ON TUESDAY 25 SEPTEMBER 2018, AT 14:00 CET, AT THE OFFICES OF THE COMPANY, VALLONGATAN 1, 752 28 UPPSALA. THE REGISTRATION OPENS AT 13:30 CET.

NOTICE OF ATTENDANCE

Shareholders who wish to participate in the general meeting must be recorded in the share register kept by Euroclear Sweden AB as of Wednesday 19 September 2018 and give notice of intent to participate to the company no later than on Thursday 20 September 2018, either by letter to Oasmia Pharmaceutical AB, Vallongatan 1, 752 28 Uppsala, Sweden, by facsimile: +46 (0)18 51 08 73 or by e-mail: info@oasmia.com, and specify the number of advisors.

If shareholder’s attendance and right at the meeting will be exercised by proxy, we would be grateful if such is provided in connection with the notification of attendance. A proxy form is available to shareholders upon request and is available at the company and at the company’s website, www.oasmia.com. Anyone representing a legal entity is asked to provide a copy of certificate of registration or equivalent documentary authority which evidences authorised signatory.

To be entitled to attend the meeting, holders of nominee registered shares must instruct the nominee to have the shares registered in the shareholder’s own name, so that the shareholder is entered in the share register kept by Euroclear Sweden AB as of Wednesday 19 September 2018. This registration may be made temporarily.

PROPOSED AGENDA

1.	Opening of the meeting and election of chairman of the meeting
2.	Preparation and approval of the voting list
3.	Approval of the agenda
4.	Election of one or two persons to verify the minutes in addition to the chairman
5.	Determination as to whether the meeting has been duly convened
6.	Presentation by the Chief Executive Officer

1(6)

This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

7.	Presentation of the Annual Report, the Audit Report and the Consolidated Accounts as well as the Audit Report for the Group
8.	Resolution on
a)	adoption of the Income Statement and the Balance Sheet as well as the Consolidated Income Statement and the Consolidated Balance Sheet
b)	appropriation of the company’s result pursuant to the adopted Balance Sheet
c)	discharge from liability of the Directors and the Chief Executive Officer
9.	Resolution on number of Directors, alternates and auditors
10.	Resolution on Board of Directors’ fees and other remuneration to Directors
11.	Resolution on the auditor’s fees
12.	Election of Board of Directors, Chairman of the Board of Directors and, when applicable, alternates
13.	Election of auditor
14.	Resolution on the nomination committee
15.	Resolution on adoption of guidelines for remuneration to senior executive management
16.	Resolution on issue authorization
17.	Closing of the meeting

PROPOSALS FOR DECISION

Election of chairman of the meeting (item 1)

Item 1: The nomination committee before the annual general meeting 2018 consists of Bo Cederstrand (appointed by Alceco International S.A.), Per Arwidsson (appointed by Arwidsro Investment AB) and Julian Aleksov (Chair of the Board of Directors of Oasmia Pharmaceutical AB). The nomination committee, which represents approximately 28 per cent of the shares and votes in the company, proposes that Mattias Anjou, attorney at law, be elected Chair of the meeting.

Resolution on the dispositions in respect of the company’s results pursuant to the adopted Balance Sheet (item 8 b)

The Board proposes that no dividends shall be paid and that the share premium reserve SEK 1,232,603,020, the accumulated loss SEK 808,607,126 and the result for the year SEK minus 118,963,649, in total SEK 305,032,245 will be carried forward.

Resolution on number of Directors and the number of deputies, election of Board of Directors, Chairman of the Board of Directors and, when applicable, deputies, resolution on Board of Directors’ fees (item 9, 10 and 12)

Item 9: The nomination committee proposes that the Board of Directors unchanged be composed of five Directors with no alternates and that the company elect one auditor.

2(6)

This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

Item 10: The nomination committee proposes that the fees to the Directors remain unchanged at SEK 150 000 annually for each of the Directors excluding the Chairman of the Board who shall receive SEK 300 000 annually. However, Directors that receive other pay or remuneration from the company shall not receive Director’s fees.

Item 12: The nomination committee proposes that Julian Aleksov, Lars Bergkvist, Bo Cederstrand, Alexander Kotsinas and Per Langö be re-elected as Directors of the Board. Furthermore, the nomination committee proposes that Julian Aleksov be re-elected as Chairman of the Board of Directors.

Resolution on the auditor’s fees and election of auditor (item 11 and 13)

Item 11: The nomination committee proposes that fees be paid to the auditor on current account.

Item 13: Under the Companies Act, Chapter 9, Section 21 a, the appointment as audit firm of a company at a regulated market may apply for a maximum of ten consecutive years. Since Ernst & Young Aktiebolag was appointed ten years ago, the nomination committee proposes that the registered audit company PricewaterhouseCoopers AB (“PWC”) be newly-elected auditor for the period until the close of the next annual general meeting. PWC has given notice that, if the nomination committee’s proposal for auditor is adopted at the meeting, Johan Engstam, authorised public accountant, will be appointed auditor-in-charge of the company.

Resolution on the nomination committee (item 14)

The nomination committee proposes that the meeting resolve on the nomination committee essentially as follows.

A nomination committee shall be appointed for the period until a new nomination committee has been appointed to prepare and submit proposals for the shareholders at the annual general meeting in 2019 concerning:

•	chairman of the meeting,
•	number of Board of Directors,
•	election of Board of Directors and Chairman of the Board,
•	remuneration of Directors,
•	election of auditor,
•	auditor’s fees,
•	other questions that may be placed on the nomination committee according to the Swedish Code of Corporate Governance.

The nomination committee shall consist of three members, who shall be appointed as follows.

3(6)

This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

Before the end of the third quarter of the financial year the Chairman of the Board shall contact the two major shareholders of the company, who shall then appoint one member each to the nomination committee. If any of the two major shareholders refrain from appointing a member, the Chairman of the Board shall invite the third largest shareholder to appoint one member. The analysis of the ownership shall be based on the list of registered shareholders, kept by Euroclear Sweden AB, as of 31 December, and on any other circumstances known to the Chairman of the Board.

If a member resigns from the nomination committee before the nomination committee's assignment is completed, the shareholder who appointed the departing member shall elect a replacement.

Should any significant change in share ownership occur after the election committee has been established, the Chairman of the Board shall hold dialogue with the major shareholders regarding any potential change in the composition of the nomination committee.

The Chairman of the Board shall be one of the members of the nomination committee. Unless the members of the nomination committee agree otherwise, the member representing the largest shareholder in the vote shall be elected Chairman of the nomination committee.

Information about the composition of the nomination committee shall be made available on the company's website well ahead of time, but no later than six months before the annual general meeting, giving details of how shareholders may come into contact with and submit proposals to the nomination committee.

No remuneration is paid to members of the nomination committee. However, the nomination committee is entitled to charge the company with reasonable costs for the execution of the assignment.

Resolution on guidelines for remuneration to senior executive management (item 15)

The Board of Directors proposes that the general meeting adopt guidelines for remuneration to senior executive management essentially as follows.

The following guidelines for remuneration to senior executives are intended to apply as of the 2018 annual general meeting until the 2019 annual general meeting. By senior executives is meant the Chief Executive Officer and other members of the management team at Oasmia, as well as members of the Board to the extent they receive remuneration for other work than their Board assignment.

4(6)

This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

Pay and other benefits

Remuneration to senior executives shall consist of fixed salary, pension allocations and health insurance.

Period of notice and severance pay

In the event of termination on the part of the company, the period of notice for the Chief Executive Officer shall be no more than 12 months. In the event of termination on the part of the Chief Executive Officer, the period of notice shall be no more than three months. For other people in the company management, the period of notice shall normally be six months if termination is initiated by the company, and three months if termination is initiated by the employee. No special severance pay shall be paid.

Incentive program

A decision regarding any shares and share price-related incentive programs aimed at people in the company management shall be made by the general meeting.

Policy

The more detailed principles for salary payment to the Chief Executive Officer and other members of the company management shall be documented in a policy established by the Board.

Deviation in individual cases

The Board shall be entitled to deviate from said guidelines if there are special reasons in an individual case. If such a deviation is made, information on this and the reason for the deviation shall be reported at the next annual general meeting.

Resolution on issue authorization (item 16)

The Board proposes that the general meeting resolve on issue authorization essentially as follows.

The general meeting authorises the Board to, on one or several occasions during the period up until the next annual general meeting, resolve on an issue of shares, warrants and/or convertible instruments. The Board shall be authorized to adopt decisions on an issue of shares, warrants and/or convertible instruments with or without deviation from the shareholders’ pre-emption rights. The issue resolution may be an issue in kind or an issue by way of set-off and/or on such terms and conditions as referred to in Chapter 2, Section 5, second paragraph, points 1-3 and 5, of the Swedish Companies Act. The new shares, warrants and/or convertible instruments shall, in the event of a deviation from the shareholders’ pre-emption rights, be issued at a subscription price based on the share price at the time of the issue (or in case of warrants or convertibles, with the share price as basis for a market valuation), decreased by any discount in line with market practice that the Board deems necessary. All other terms are decided by the Board, but shall be in line with market practice. A maximum of 62 million shares may be issued under the authorization (including any new shares following the exercise or conversion of warrants and convertible bonds issued under the authorization).

5(6)

This is an unofficial in-house translation of the Swedish original. In case of differences the Swedish version shall prevail.

DUTY TO PROVIDE INFORMATION

The Board and the Chief Executive Officer shall, if any shareholder so requests and the Board believes that it can be done without material harm to the company, at the annual general meeting provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that may affect the assessment of the company’s or subsidiaries economic situation and the company’s relationship to another group entity.

DOCUMENTS FOR THE MEETING

The Annual Report and Audit report and the complete proposals as stated above be available at the company’s website, www.oasmia.com, and will be available at Oasmia Pharmaceutical AB, Vallongatan 1, 752 28 Uppsala, as of three weeks before the general meeting and will be sent to those shareholders who so request and state their postal address.

SHARES AND VOTES

The company’s shares are issued in one series. Each share in the company entails one vote at the meeting. The number of shares and votes in the company totals 179,309,596 respectively. The company does not hold any own shares.

_________________

Uppsala in August 2018
Oasmia Pharmaceutical AB (publ)

The Board of Directors

6(6)